Cassidy & Associates

Attorneys at Law

1504 R Street, N.W.

Washington, D.C. 20009

(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

Practice Limited to
Federal Securities
Law Matters

January 19, 2006

HAND DELIVERED
John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

> Re: Loans4Less.com, Inc. Offering Statement on Form 1-A, Amendment #3
>   File No. 24-10109
>   Date of Comment Letter: January 11, 2006

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 4 to the Offering Circular on Form 1-A of Loans4Less.com, Inc. and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Carlton Tartar, Terence O'Brien, Pamela Howell and Thomas Kluck of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated January 11, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

Part I. Notification

Item 5. Unregistered Securities Issued or Sold Within One Year

1.   We have reviewed your comment regarding the distribution of the securities to the Company's eight employees. We understand that the decision in Ralston (SEC f. Ralston Purina

C:\WP80600\WORK600\LTSEC011206.L4L.WPD

Co., 364 U.S. 119 (1953) established the basic principle that the private offering exemption is available only for an offering made exclusively to persons able to fend for themselves. The ability to fend for oneself is a balancing of access to information and sophistication of the offeree. The sophistication test does not necessarily require exceptional business experience or the equivalent thereof (*see* Securities Law Handbook, Harold S. Bloomenthal, 2006 ed.) but a general level of knowledge, experience and education which would allow an investor to fend for themselves. The eight employees to whom stock was issued were not required to make an investment decision nor to put at risk any assets or to perform any special services or work for the stock issuance. The stock was issued as a bonus to the employees. Consequently the degree of "fending for themselves" was not high as there was no risk or decision required. In addition, each person receiving stock was an active and involved employee of the company, knowledgeable about the Company, the Company's business and the general business climate. The Company believes that these employees would met the required standard for fending for themselves through their knowledge and access to information and that the exemption of Section 4(2) applies to this transaction.

In addition, the exemption provided by Rule 505 applies as the non-accredited investors in an exemption in reliance on Rule 505 do not need sufficient knowledge and experience in financial and business matters to evaluate the merits.

We disagree that the Company was a "blank check company". It was for a period of time dormant but it always had a specific purpose and intent. Further at the time of the distribution of the stock to the employees, the Company was intended for use for the acquisition of Union Discount Mortgage, Inc. which subsequently became a subsidiary.

Finally, we have deleted those stock issuances which are no longer applicable to this section as having occurred more than one year from the date of this Regulation A.

Part II. Offering Circular

Risk Factors

General Risks of Investments

2.   The noted risk factors differ in that the first risk factor explains the lack of a public market and the risks of not being able to trade on the pink sheets or anywhere. The other risk factor (now the second risk factor) goes to the risks of trading on the pink sheets and the possible lack of liquidity or lower market price arising therefrom. The Company believes it is important to distinguish the two risks.

Dilution

3.   The requested disclosure has been corrected and appears beginning on page 7.

Plan of Distribution

4.   The Company relies on the holding of the U.S. Supreme Court in *Rodriguez de Quijas v. Shearson/American Express* (490 U.S. 477, 1989) which overturned the Court's prior ruling in Wilko v. Swan, 346 U.S. 427 (which held that an agreement to arbitrate Securities Act claims void under Section 14 of the Securities Act of 1933) and which held that a predispute agreement to arbitrate claims under the Securities Act of 1933 is enforceable and resolution of the claims only in a judicial forum is not required.

Management's Discussion and Analysis

5.   The requested disclosure has been added and appears beginning on page 25.

6.   The requested disclosure has been added and appears beginning on page 25.

7.   The requested disclosure has been added and appears beginning on page 25.

Employment and Agent Agreements

8.   The requested disclosure has been added and appears on page 30.

Financial Statements

9.   The schedule of changes was supplementally furnished to you by Marc Phelps. The trial balances were not intended to be part of the Offering Circular and were created to assist in the understanding of the compilation of the Company's accounts and should have been filed supplementally.

Sincerely,

Lee W. Cassidy